EXHIBIT 99.1

Motif Bio to present at upcoming investor and scientific conferences

NEW YORK, March 19, 2018 (GLOBE NEWSWIRE) -- Motif Bio plc (AIM:MTFB) (NASDAQ:MTFB), a clinical stage biopharmaceutical company specialising in developing novel antibiotics, announces that the Company will present at the following conferences in March.

Superbugs & Superdrugs 2018
March 19-20, 2018
London, UK

David Huang, MD, PhD, Chief Medical Officer, will give a presentation on iclaprim at 12:10 PM on Tuesday, March 20th.

This event gathers leaders from pharmaceutical companies, academia and the wider scientific community together with regulatory agencies and public-private partnerships, to discuss the growing threat of antibiotic resistance. More information on the event is available on the event website: https://www.smi-online.co.uk/pharmaceuticals/uk/superbugs-superdrugs

Oppenheimer 28th Annual Healthcare Conference
March 20-21, 2018
New York, NY

Graham Lumsden, Chief Executive Officer, will give a corporate presentation on Wednesday, March 21st, 11:30 AM-12:00 PM.  The presentation will be webcast, available live and as a replay in the Investors section of the Company’s website. The Company also expects to participate in one-on-one meetings during the event.

Over 100 public and private companies who are leaders and pioneers in the biopharmaceutical, biotechnology, medical device, life science tools & diagnostics, health technology & distribution, and healthcare facility, provider and service industries are expected to participate in this investment conference.

For further information please contact:

Motif Bio plc	info@motifbio.com
Graham Lumsden (Chief Executive Officer)

Walbrook PR Ltd. (UK FINANCIAL PR & IR)	+44 (0) 20 7933 8780
Paul McManus/Helen Cresswell/
Lianne Cawthorne

MC Services AG (EUROPEAN IR)	+49 (0)89 210 2280
Raimund Gabriel	raimund.gabriel@mc-services.eu

The Trout Group (US IR)	+ 1 (646) 378-2936
Meggie Purcell	mpurcell@troutgroup.com

Russo Partners (US PR)	+1 (858) 717-2310
David Schull	david.schull@russopartnersllc.com
Travis Kruse, Ph.D.	travis.kruse@russopartnersllc.com

Note to Editors:

About Motif Bio

Motif Bio plc (AIM:MTFB) (NASDAQ:MTFB) is a clinical-stage biopharmaceutical company engaged in the research and development of novel antibiotics designed to be effective against serious and life-threatening infections in hospitalised patients caused by multi-drug resistant bacteria, including MRSA. The Company’s lead product candidate, iclaprim, is being developed for high-risk MRSA patient populations. The first proposed indication, and near-term commercial opportunity, is for the treatment of ABSSSI, one of the most common bacterial infections, with 3.6 million patients hospitalised annually in the U.S. The Company believes that iclaprim may be suitable for first-line empiric therapy in ABSSSI patients, especially those with renal impairment, with or without diabetes. Unlike current standard of care antibiotics, in clinical trials to date, nephrotoxicity has not been observed with iclaprim and dosage adjustment has not been required in patients with renal impairment.

Iclaprim has an underutilised mechanism of action compared to other antibiotics.  Clinical and microbiology data indicate iclaprim has a targeted Gram-positive spectrum of activity, low propensity for resistance development, fixed dose administration and favourable tolerability profile. Additionally, data support that the inactive metabolites of iclaprim clear through the kidneys. The Company also plans to develop iclaprim for hospital acquired bacterial pneumonia (HABP), including ventilator associated bacterial pneumonia (VABP), as there is a high unmet need for new therapies in this indication.  A Phase 2 trial was conducted to study iclaprim in patients with HABP. Iclaprim has been studied in an animal model of pulmonary MRSA infection which mimics the pathophysiology observed in patients with cystic fibrosis. Iclaprim has been granted orphan drug designation by the U.S. FDA for the treatment of Staphylococcus aureus lung infections in patients with cystic fibrosis.

Iclaprim has received Qualified Infectious Disease Product (QIDP) designation from the FDA together with Fast Track status. Upon acceptance by the FDA of a New Drug Application (NDA), iclaprim will receive Priority Review status and, if approved as a New Chemical Entity, will be eligible for 10 years of market exclusivity in the U.S. from the date of first approval, under the Generating Antibiotic Incentives Now Act (the GAIN Act). In Europe, 10 years of market exclusivity is anticipated.

Forward-Looking Statements

This press release contains forward-looking statements. Words such as “expect,” “believe,” “intend,” “plan,” “continue,” “may,” “will,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause Motif Bio’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Motif Bio believes that these factors include, but are not limited to, (i) the timing, progress and the results of clinical trials for Motif Bio’s product candidates, (ii) the timing, scope or likelihood of regulatory filings and approvals for Motif Bio’s product candidates, (iii) Motif Bio’s ability to successfully commercialise its product candidates, (iv) Motif Bio’s ability to effectively market any product candidates that receive regulatory approval, (v) Motif Bio’s commercialisation, marketing and manufacturing capabilities and strategy, (vi) Motif Bio’s expectation regarding the safety and efficacy of its product candidates, (vii) the potential clinical utility and benefits of Motif Bio’s product candidates, (viii) Motif Bio’s ability to advance its product candidates through various stages of development, especially through pivotal safety and efficacy trials, (ix) Motif Bio’s estimates regarding the potential market opportunity for its product candidates, and (x) the factors discussed in the section entitled “Risk Factors” in Motif Bio’s Annual Report on Form 20-F filed with the SEC on May 1, 2017, which is available on the SEC’s web site, www.sec.gov. Motif Bio undertakes no obligation to update or revise any forward-looking statements.